April 10, 2025

Office of Industrial Applications and Services

Division of Corporation Finance

Re:	Midori Group Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed April 10, 2025 File No. 024-12526

Ladies and Gentlemen:

Please see below for responses to the Division’s letter dated December 19, 2024 regarding the above captioned matter. All questions have been addressed in Amendment No. 2 to the Offering Statement, on Form 1-A/A, filed April 9, 2025 (“Amendment”), as further herein detailed.

Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1.	Please revise your cover page to clarify that the offering is being conducted on a best efforts basis and disclose the expected closing date, if any, of the offering. In this regard, please also confirm whether the Company believes that it may reasonably expect to complete the offering within two years. Please refer to Item 1(e) of Form 1- A.

The cover page of the Amendment has been updated to include the information requested by the Division.

2.	We note your cover page disclosure that you are offering 20,000,000 shares of common stock “at $1.00 per share” and the tabular disclosure noting that the price per share is $1.03, to include the fee to investors to offset the Company’s transactional expenses. Please refer to the aggregate per share price of $1.03 or include a separate reference to the Investor Processing Fee. Please revise the table to separate the Investor Processing Fee in a separate row within the table.

The tabular disclosure on the cover page of the Amendment has been updated to separate the Investor Processing Fee from the per Share price and a description of the Investor Processing Fee has been included with the discussion on the cover page of the price per Share.

3.	Please note that Rule 251(d)(3)(i)(F) of the Securities Act of 1933 is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period. In this regard, please revise your disclosure to confirm that sales will commence within two calendar days of the qualification date, or advise.

The cover page of the Amendment has been updated to clarify that the offering will commence within two days from qualification, as opposed to “once qualified.”

Summary Information Business, page 3

4.	We note your disclosure that you are a “global” and “eco-friendly” distributor. As we note your customers and supply are currently limited please provide support for your claim that you are a global distributor. Please also explain how the Company provides “eco-friendly” distribution.

We have removed reference to the above terms within the “Summary” of the Amendment and throughout.

5.	We note your statement that the Midori Biosolutions additive is FDA FOOD, REACH, FTC, PROP65, CONEG compliant. Here or elsewhere in the Offering Circular, please briefly describe what these qualifications mean with respect to your additive.

We have included a summary explanation of these terms in the “Summary” of the Amendment and a fuller description in the “Description of Business.”

6.	We note your disclosure that your product “reduces treated microplastics while creating a renewable energy source” and is “a sustainable solution.” Please provide additional disclosure to explain the creation of a renewable energy source and support the claim that your product creates a sustainable solution.

We have updated the Amendment to remove the above referenced terms.

7.	Please expand on your statement that your product is “currently produced and supplied by a third-party” to note that you do not own the intellectual property rights to the additive constituting Midori Biosolutions and that IP Holder owns such rights. Additionally, please explain that you distribute your product pursuant to the Distributor Agreement and that if such agreement were to be terminated you could no longer purchase and resell the additive to your clients which would be expected to have a material adverse effect on your business, financial condition, and results of operations.

We have updated the Amendment to make clearer that we merely distribute the additive pursuant to a distribution agreement and do not own the intellectual property rights to the additive. We have also disclosed in the Amendment that if our distribution agreement were cancelled our intent would be to contract with another supplier of the additive, of which the Company is aware of many. We have further disclosed in the Amendment that we could be materially negatively impacted if our distribution agreement were terminated and we were not able to contract with one of the several other suppliers who manufacture the additive.

Plan of Distribution, page 21

8.	We note your disclosure that you “intend to conduct multiple separate closings, which closings may be conducted on a rolling basis” and that these “closings will occur promptly after receiving investor funds.” Please provide more specific disclosure as to when the closings will occur following the receipt of investor funds and when you believe the initial closing will take place following the qualification of your offering statement.

We have updated the Amendment to make clear closings will occur at least every 30 days and that the initial closing is expected to occur within 30 days from qualification.

How to Subscribe, page 24

9.	We note that “[f]unds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription” and that “[u]pon each closing, funds tendered by investors will be made available to the Company for its use.” We further note your disclosure on page 8 noting that “the Company may invest these proceeds in short-term certificates of deposit, money-market funds, or other liquid assets with FDIC-insured and/or NCUA- insured banking institutions. . . “ Please revise your disclosure to clarify that the Company may invest the funds received and held in the payment processor account, prior to any closing or otherwise clarify the potential treatment of funds during such period.

The Company does not intend to receive or invest subscription funds prior to such funds being closed and related Shares being issued. The funds will sit in the processing account at least until the Company has accepted the subscription. Once a closing occurs, the funds may be released to the Company. At that time, as disclosed on page 8 of the Amendment, the funds may be invested in a liquid account until deployed by the Company.

Use of Proceeds, page 26

10.	We note that the Company will use $5 million of the net proceeds from the offering for capital expenditures and $13.42 million will be reserved for working capital reserves. Please revise your disclosure to provide further detail explaining these uses of proceeds. For example, we note your disclosure on page 14 that you you hope to acquire the intellectual property rights from IP Holder with a portion of the proceeds from the offering. Please expand on this disclosure to note whether you have had any discussions with IP Holder regarding the sale of the intellectual property rights and note the amount of net proceeds you anticipate you will need to acquire such intellectual property rights. Additionally, please state whether or not offering proceeds will be used to compensate or otherwise make payments to your officers or directors. Please refer to Instruction 2 to Item 6 of Form 1-A.

The use of Proceeds in the Amendment has been updated to add notes explaining how such funds may be allocated, including towards officer compensation.

Description of Business, page 27

11.	We note your disclosure that the Midori Biosolutions additive is in the initial integration phase. Please explain what the initial integration phase means in this context. Please further explain the process in which your product is integrated with or into third-party plastics and the many different formats your product can take. In this regard, we note that your product may be in the form of pellets, powder, polyethylene terephthalate (PET), polypropylene (PP), polystyrene (PS), nylon, and synthetic rubber.

We have updated the Amendment to clarify the meaning of initial integration.

12.	We note that you are currently “working with approximately 51 consumer and industrial brands who are searching for a sustainable direction.” Please provide further information regarding these relationships, to include whether the Company has entered into any binding agreements with such brands or if the work with these brands is still speculative.

We have updated the Amendment to provide more detail on the foregoing relationships.

13.	We note your disclosure, citing a 2021 article, that roughly 70% of plastics that get recycled end up in landfills. We also note your disclosure discussing “Recycling Programs” that plans “only processes 7% of what they collect with the balance going to landfills.” Please revise your disclosure to reconcile these figures.

We have removed these figures from the Amendment.

14.	Please explain what it means to “extend [the governments’] current landfill lifecycle” and how governments can use your products to assist in this goal.

We have updated the Amendment to make clear that we believe the landfill lifecycle can be extended by reducing the amount of plastic in the landfill through accelerated biodegradation by use of our additive.

Our Product, page 29

15.	When discussing the results of the ASTM studies, please also disclose the baseline rate of degradation for plastics that are not treated with the Midori Biosolutions additive for comparison. If no baseline was measured, please disclose this and note how it impacts your ability to draw any conclusions about the efficacy of your product from these studies.

We have disclosed in the Amendment that the baseline has no measurable change in the ASTM test timeframe.

Material Agreements Distributor Agreement, page 31

16.	Please revise to include the name of IP Holder and note whether there are any material relationships between IP Holder and the Company other than the contractual relationship under the Distributor Agreement. Additionally, please describe the material pricing terms under the Distributor Agreement or explain why you are not required to do so. In this regard, we note that IP Holder appears to be the only possible supplier of your product and your business and results of operations appear to be substantially dependent on the Distributor Agreement. Finally, here or elsewhere in the Offering Circular, please note whether there have been any discussions with IP Holder regarding renewal or termination of the Distributor Agreement to date.

The Company asserts that the identity of its supplier is a trade secret and that disclosure of the supplier’s identity could harm the Company’s business by allowing competitors and customers to circumvent the Company’s relationship with its supplier. Disclosure could also harm the Company’s planned negotiations with the supplier to acquire the supplier’s IP relating to the additive in the future, which acquisition the Company may negotiate with its supplier once it has raised sufficient funds in this offering. In contrast to the foregoing, the Company does not believe the name of the supplier, as opposed to a description of the contractual relationship with and risk factors relating thereto, is a material consideration for investors or that investors will be harmed by not knowing the identity of the supplier.

Further, the Company believes that its pricing terms with its supplier are also a trade secret and that disclosing such terms is not a material consideration for investors and could harm the Company in that it could prevent the Company from setting higher profit margins with its customers, which ultimately would harm shareholders.

The Company asserts that its current supplier is not the only supplier of the additive and the Company is aware of many other suppliers. If the Company’s agreement with its current supplier were terminated for some reason, the Company would seek to contract with one of the other suppliers of the additive and believes it would be at a superior advantage to do so, as the company has the potential brand customers that these suppliers desire in order to generate sales.

There have been some discussions between the Company and its current supplier about renewal of the distribution agreement or purchase of the underlying assets, but these have just been discussions and no definitive terms or agreements have been struck. There has been no discussion regarding termination of the distributor agreement. There is no relationship between the Company and its supplier outside of the distributor agreement.

The Amendment has been updated in accordance with the foregoing.

Competition, page 32

17.	We note your statement that you believe the main scientific advantage of your additive, as compared to others in the market, is that they use the old OXO technologies using heavy metal and starches and that you do not. Please briefly explain the old OXO technologies as they relate to your competitors’ products.

We have updated the Amendment to include a discussion of the old OXO technologies as they relate to our competitors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 33

18.	Please revise this section for all periods presented to provide more detailed disclosure regarding your operating results and trend information, including unusual or infrequent events or transactions, materially affecting your income from operations, and, in each case, indicating the extent to which income was so affected. Describe any other significant component of revenue or expenses necessary to understand your results of operations. To the extent that the financial statements disclose material changes in net sales or revenues, provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or service. Refer to Items 9(a) and 9(d) of Form 1-A.

In addition, we note the minimum Target Volume increases each year under the Distributor Agreement. Please tell us how you have considered the requirements of Item 9 of Form 1-A as it relates to identifying and discussing the Distributor Agreement, including any reasonably likely material effect on liquidity.

The Amendment has been updated in accordance with the foregoing.

Trends, page 34

19.	We note your statement that you have 136 projects at various stages of on-boarding that include significant volume accounts that can’t be named as they are under strict NDAs. Please expand on your disclosure to provide additional details on the additional projects you are working on, including the type of projects or products, any material work or milestones that have been completed to date, and your anticipated timeframe for the development of these projects.

The Amendment has been updated in accordance with the foregoing.

20.	We note your statements that “Companies are under pressure to continue to provide positive sustainable messaging to governments, retailers and consumers that the Midori message can provide. The government of India are publicly supporting biodegradable plastics as a viable way to manage plastic waste. The market understands that it cannot recycle its way out of plastic waste and are looking for innovative solutions like Midori Bio (among others) to provide pragmatic solutions to manage plastic waste.” Please provide the source or basis for these claims or note if the statements are the beliefs of management.

The source of the forgoing has been included in the Amendment.

Consulting Relationships, page 35

21.	We note your disclosure that all of your officers and directors are working under consulting agreements/relationships and may dedicate time and resources to other functions and personal expenditures, some of which may conflict with your objectives as a company. Please briefly discuss any fiduciary duties or other legal obligations owed by your officers and directors under British Columbia law. Your disclosure should note whether you have waived any such legal obligations, including any obligations under the corporate opportunities doctrine to the extent applicable.

We have added a discussion of fiduciary duties in accordance with the foregoing to the Amendment.

Compensation of Directors and Executive Officers Consulting Agreements, page 36

22.	Please revise your disclosure to provide all proposed compensation to be made in the future pursuant to the ongoing employment or consulting agreements with your executive officers and directors. Please refer to Item 11(d) of Form 1-A.

The description of the consulting agreements with the entities owned by our CEO and president, respectively, disclosed in “Consulting Agreements,” include disclosure of all proposed compensation payable to our CEO and President, respectively. We have added disclosure of all proposed compensation payable to our CFO and independent director.

23.	We note that the Company has entered into consulting agreements with companies owned and controlled by the CEO of the Company and the President of the Company. Please revise your disclosure to provide the consideration or services provided by the companies under the respective agreements. Please also file these consulting agreements as exhibits to the offering statement or tell us why you are not required to do so.

The above referenced agreements with affiliates of the Company’s CEO and President are for the CEO and President to provide executive services to the Company in exchange for the compensation detailed in the Amendment. These agreements were included as Exhibits 6.2 and 6.3 to the offering statement and have been renamed in the Amendment to make clear they are he agreements with the entities controlled by our CEO and President, respectively.

Equity Incentive Plan, page 37

24.	Please revise to explain the advisory services Dale Storey provides to the Company and whether Mr. Storey is otherwise an affiliate of the Company or its officers or directors. Please file the Equity Incentive Plan as an exhibit to the offering statement or explain why you are not required to do so. Please refer to Item 17.6(c) of Form 1- A.

We have included the Equity Incentive Plan as an exhibit to the Amendment. We have also added extra disclosure regarding Mr. Storey in response to the Division’s query.

Report of Independent Registered Public Accounting firm, page F-2

25.	We note your independent accountant has audited the “accompanying consolidated statement of financial position . . . as at September 30, 2023” without making mention of the year ended September 30, 2022. Please have your accountant clarify the periods covered by the audit report. Refer to AS 3101.

Our accountant has clarified the periods covered for its new report for the new audited financial statements for the periods ended September 30, 2023 and 2024.

We appreciate your time and attention in this matter. If you have any questions or comments, please reach out to Arden Anderson, Esq. at arden@crowdfundinglawyers.net.

Sincerely,

/s/ Dodson Robinette PLLC
d/b/a Crowdfunding Lawyers